

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

via facsimile and U.S. mail

Mr. A. Wade Pursell
Chief Financial Officer
Helix Energy Solutions Group, Inc.
400 N. Sam Houston Parkway E. Suite 400
Houston, Texas 77060

June 20, 2007

Re: **Helix Energy Solutions Group, Inc.**
       Form 10-K for fiscal year ended December 31, 2006
       Filed March 1, 2007
       File No. 1-32936

Dear Mr. Pursell:

    We have completed our review of Helix Energy Solutions Group, Inc.'s 2006 Form 10-K and do not, at this time, have any further comments.

                        Sincerely,

                        Karl Hiller
                        Branch Chief